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March 10, 2021

Via E-mail

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Thanksgiving Coffee Company, Inc.

Schedule 13E-3

Filed January 26, 2021

File No. 5-92014

Preliminary Information Statement on Schedule 14A

Filed January 26, 2021

File No. 33-96070-LA

Dear Ms. Chalk:

On behalf of our client, Thanksgiving Coffee Company, and the additional two individuals, Paul and Joan Katzeff added to the Schedule 13E-3 as amended, (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (“Staff”) of the U. S. Securities and Exchange Commission contained in your letter dated February 4, 2021, concerning the above captioned Schedule 13E-3 and Preliminary Information Statement on Schedule 14A.

For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics, and the Filing Persons’ responses are immediately following each italicized comment with an italicized and bolded “Response” heading.

The Filing Persons have also today filed, via EDGAR, amendments to Schedule 13E-3 and Preliminary Information Statement on Schedule 14A (“Amendment No. 1”) together with this response letter.

Schedule 13E-3 - General

1.

The Schedule 13E-3 incorrectly states the Company will be effecting a stock split of 1 for 200 shares, rather than a Reverse Stock Split in which shareholders will receive 1 share for 200 held. Please revise.

Response: In response to the Staff’s comment, the Filing Persons have amended the Schedule 13E-3 and Schedule 14C throughout when describing the Reverse Stock Split to read as follows:

“…shareholders will receive 1 share for every 200 shares held…”

2.	You state that no appraisal rights are available for the Reverse Stock Split. In your response letter, please explain the basis for this conclusion under the California Corporation law.

Response:

California General Corporation Law does allow for certain appraisal rights for dissenters in the California Corporations Code (“CCC”), but those rights are specific and are limited to “Reorganizations,” which are specifically defined in the CCC. The definition of Reorganizations does not include such things as stock splits or reverse stock splits. Reverse Stock Splits are defined separately in the CCC, distinct from Reorganizations, and are treated separately from Reorganizations throughout the CCC.

Further, when discussing Reorganizations, California case law supports the position that the language of the Code should control when considering its definition and should not be expanded to capture more than what the legislators intended. While we could find no California case law specifically on point regarding whether reverse stock splits should be included in the definition of a reorganization, or whether Reorganizations as currently defined should be read to include such actions as stock splits or reverse stock splits, case law in other jurisdictions with similar statutes have determined that such an expansive view was unwarranted.

DISSENTERS’ RIGHTS APPLIES ONLY TO REORGANIZATIONS AS DEFINED UNDER CALIFORNIA GENERAL CORPORATION LAW

Chapter 13 of California General Corporation Law contains the applicable sections on Dissenters’ Rights (Sections 1300 to 1313). Section 1300 states in part that

“[i]f the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). (emphasis added)

Chapter 1, Section 181 of California General Corporation Law defines “Reorganization” as either (a) a merger, (b) an “exchange reorganization” – being an acquisition by one domestic corporation, foreign corporation, or other business entity in exchange, in whole or in part, if immediately after the acquisition, the acquiring entity has control of the other entity, or (c) a “sale of assets reorganization” involving substantially all of the assets of the business entity.

1 CA Corp Code § 1300 (2019)

2 CA Corp Code § 181 (2019)

Nowhere in the CCC is there any language that expands the definition of a Reorganization to include other corporate actions that effect the amount of shares issued, such as stock splits or reverse stock splits. The definition of a Reorganization is specifically and narrowly defined.

REVERSE STOCK SPLITS ARE DEFINED AND TREATED SEPARATELY FROM REORGANIZATIONS

In addition to the specific definition of what a Reorganization encompasses, and when and how Dissenters’ Rights may apply (only to Reorganizations as indicated above), the CCC does specifically define other corporate actions that effect the number of shares of a corporation, such as reverse stock splits, but CCC contains no provision that allows for Dissenters’ Rights in those other defined actions.

As noted above, a Reverse Stock Split is not included in the definition of a Reorganization under California General Corporation Law but is itself defined separately and distinctly from Reorganizations in Chapter 1, Section 182 as “the pro rata combination of all the outstanding shares of a class into a smaller number of shares of the same class by an amendment to the articles stating the effect on outstanding shares.”

As evidence of the above distinction between a Reorganization and a Reverse Stock Split, Chapter 4, Section 409 of the CCC, in defining how shares may be issued by a corporation, specifically distinguishes shares that are issued via a Reorganization in subparagraph (1)(a) versus shares issued a result of a dividend, stock split, reverse stock split, etc. in subparagraph (1)(b).

CALIFORNIA CASE LAW SUPPORTS THE DISTINCTIONS BETWEEN REORGANIZATIONS AND REVERSE STOCK SPLITS

The above distinctions between a reverse stock split and a reorganization are supported by case law when considering dissenters’ rights.

In Singhania v. Uttawar the court stated as follows:

“The purpose of statutory dissenters’ rights is to “permit a shareholder to be ‘cashed out’ in the event of a reorganization which changes the nature of the business beyond that contemplated by the shareholder.” (Legis. Com. com. (1975)—Assem. [Corrected], 23E West’s Ann. Corp. Code (1990 ed.) foll. § 1300, pp. 424–425.) (emphasis added) (p. 433)

And in Busse v. United PanAm Financial Corp., the California Court of Appeals, in reviewing the Chapter 1300 Dissenters’ Rights, and in particular Section 1312, confirms this Chapter to be regarding the governance of rights of minority shareholders who dissent from Reorganizations, including corporate buyouts or mergers.

3 CA Corp Code § 182 (2019)

4 CA Corp Code § 409 (2019)
5 136 Cal.App.4th 416; 38 Cal.Rptr.3d 861 (Feb. 2006).
6 222 Cal. App. 4th 1028; 166 Cal. Rptr. 3d 520 (Jan. 2014).

“In sum, then, the meaning of section 1312, subdivision (a), both in its incarnations before and after it became section 1312, is unmistakable: Disappointed minority shareholders cannot sue to stop or rescind a merger, and are limited to the remedy of appraisal. That is an adequate remedy because the appraisal can take into account breaches of fiduciary duty by corporate insiders. We are now in a position to examine what the Legislature intended when it enacted section 1312, subdivision (b).” (p.1046) “…when one examines the judicial history of section 1312, any mystery as to the Legislature's intent seems to dissipate. Taking our cue from W.B., we find no evidence the Legislature wanted, in subdivision (b) to establish or even recognize a monetary remedy that hadn't previously been there (at least after 1931). It merely wanted to add one additional big, but wholly equitable, stick to the remedies minority stockholders already had—the ability to sue to set aside a reorganization.” (emphasis added) (p. 1038)

“It all started in 1931 with the enactment of (now former) Civil Code section 369. Before that, any shareholder could block a merger by withholding consent. (See Gallois v. West End Chemical Co. (1960) 185 Cal.App.2d 765, 771 [8 Cal. Rptr. 596] (Gallois).) There were “two principal reasons” for the enactment of the statute: one was to “permit mergers over the objection of a defined minority of shareholders” while the other was to give such minority shareholders the chance to obtain compensation for their stock. (Ibid.)” (p.1039)

CONCLUSION

California General Corporation Law has clearly defined Reorganizations to be limited to a narrow category of mergers and acquisitions. The definition of Reorganization under California General Corporation Law does not include Reverse Stock Splits as a part of that definition. Nor have we found any legal usage of the terms "capital reorganization" or "reclassification of stock" under California law that might lead a reasonable person plausibly to believe that either term encompasses a reverse stock split.

California General Corporation Law does allow for dissenters of Reorganizations to request certain appraisal rights for dissenters, but California General Corporation Law does not allow such dissenters rights for other corporate actions, such as stock splits or reverse stock splits.

Our search for California case law supports the position that the language of the California Corporations Code must control when considering such definitions, and should not be expanded beyond the legislator’s intent.

3.

Explain in your response letter why you have not included Paul and Joan Katzeff as filing persons on the Schedule 13E-3. In this regard, we note that Mr. Katzeff is Chairman of the Board and Chief Executive Officer of the Company, and Ms. Katzeff is Secretary, Treasurer and Director. In addition, they collectively own 78% of the Company and allowed the Reverse Stock Split to be consummated without shareholder approval by providing written consents to approve it. Your response should explain their role in initiating and structuring this transaction. To the extent they did initiate the transaction, this is also important information that should be included in the information statement.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been amended to include Paul and Joan Katzeff as Filing Persons in addition to the Company. In addition, Schedule 14C has been amended to include, in the section entitled “SUMMARY AND STRUCTURE OF THE GOING PRIVATE ACTIONS - Special Factors – History of the Company and Events Leading to the Going Private Actions” a description of the events leading to this transaction. Because both Paul and Joan Katzeff are members of the Company’s Board, their role in voting to establish a special committee, and approving this transaction, is described in that section and throughout the draft.

Preliminary Information Statement on Schedule 14C

4.	Please consider paginating the revised information statement for ease of reference. Refer to Rule 14c-4(a).

Response: In response to the Staff”s comment, the Filing Persons have revised the pagination of the information statement for conformity with Rule 14c-4(a).

5.	Include the disclaimer required by Rule 13e-3(e)(iii) on the outside front cover page of the information statement.

Response: In response to the Staff”s comment, the Filing Persons have added the disclaimer required by Rule 13e-3(e)(iii) as follows:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

6.	The information required by Rule 13e-3(e)(ii) and Items 7,8 and 9 of Schedule 13E-3 must be included in a “Special Factors” section at the forepart of the information statement. Please revise.

Response: In response to the Staff”s comment, the Filing Persons have added a “Special Factors” heading and included Items 7,8 and 9 of Schedule 13E-3 in the Special Factors Section.

7.

Include a background section discussing when and how the Company began considering going private, who initiated and investigated options for doing so, including alternative transactions, any other options considered and any other relevant background information leading to the pursuit of this Reverse Stock Split. To the extent applicable, include the information required by Item 1005(c) regarding the role of any affiliates in this transaction.

Response: In response to the Staff’s comment, the amended Schedule 14-C has been expanded. “SUMMARY AND STRUCTURE OF THE GOING PRIVATE ACTIONS - Special Factors – History of the Company and Events Leading to the Going Private Actions” contains a description of the events leading to this transaction, including how initiated, alternatives that the Company had explored, and the role of the independent consultants that assisted with the estimation of value prior to the Board’s decision to undertake the transaction.

8.

See our last comment. Item 1014 of Regulation M-A requires each filing person on the Schedule 13E-3 to express an opinion on the fairness of the going private transaction to unaffiliated shareholders of the Company. This includes fairness to both shareholders being cashed out in the Reverse Stock Split and those who will remain as shareholders after it is consummated. The fairness discussion should address both substantive and procedural fairness and should generally include a discussion of the factors listed in Instruction 2 to Item 1014. To the extent any such factor was not considered, or was considered but given little weight, this should be explained for the benefit of shareholders. Please provide the required disclosure in your revised information statement.

Response: In response to the Staff’s comment, the Schedule 14-C has been amended to include, in the section entitled “FAIRNESS OF THE TRANSACTION,” an initial summary of fairness, and modified the section titled “Factors Considered in Determining Fairness.” The Factors subsection now also refers back to the “SUMMARY AND STRUCTURE OF THE GOING PRIVATE ACTIONS - Special Factors – Determination of Stock Price Based on Company Estimated Value,” and describes a discussion of the factors that the outside consultant used to provide an estimate of Company valuation, including what was reviewed, as well as a description of the models that it utilized.

9.

The report included in Exhibit 99.C.1 to the Schedule 13E-3 must be summarized in considerable detail in the body of the information statement. See Item 1015 of Regulation MA. Please provide all of the information about the report and the outside consultant who prepared it required by Item 1015(a)-(c).

Response: As stated above, and in response to the Staff’s comment, the Schedule 14-C has been amended to include a discussion of the factors that Linkenheimer, LLP, the outside consultant used to provide its report regarding an estimate of Company valuation, including what was reviewed, as well as the models that it utilized. Please see section entitled “SUMMARY AND STRUCTURE OF THE GOING PRIVATE ACTIONS - Special Factors – Determination of Stock Price Based on Company Estimated Value.” That same section describes the outside consultants and information as required by Item 1015(a)-(c).

10.

See our last comment. It appears the consultant who helped prepare this report may have received non-public forecasts or projections from Company insiders in assessing fairness. If so, such information must be summarized in the information statement, along with the material assumptions and limitations that form the basis for the forecasts.

Response: In response to the Staff’s comment, the Filing Parties confirm that no non-public forecasts or projections were provided to the consultants by Company insiders. The consultant hired to provide the estimation of value used audited financial statements as of December 31, 2018, 2017 and 2016; unaudited annual financial statements as of December 31, 2019 (which were subsequently audited and used for the 2019 Form 10K filing), and public information about the Company’s industry and similar companies. The consultant also made an estimate of the value of assets held by the Company and held discussions with the Company’s management regarding past performances, and operational expectations, but no financial forecasts or projections were disclosed.

11.	See our last two comments above. Explain the role of Neil Blomquist in this transaction and provide the information required by Item 1015 of Regulation M-A as to him.

Response: In response to the Staff’s comment, the Schedule 14-C has been amended to include, in the section entitled “SUMMARY AND STRUCTURE OF THE GOING PRIVATE ACTIONS - Special Factors – Determination of Stock Price Based on Company Estimated Value,” a description of Mr. Neil Blomquist’s practice, his role in assisting as part of the Special Committee working with the outside consultant, and other information required by Item 1015 of Regulation M-A.

Questions and Answers about this Information Statement

12.	Identify the Majority Stockholders by name and position with the Company here and where you first define that term in the information statement.

Response: In response to the Staff’s comment, the Schedule 14-C has been amended to include the Majority Stockholders by name when that term is first defined (in the first paragraph of the cover letter of the Information Statement), and also in the first full paragraph on the second page of the cover letter, in the section titled “Questions and Answers About this Information Statement - Does any person have an interest in the adoption of the Going Private Actions?, in the “SPECIAL FACTORS – History” subsection, and in the “FAIRNESS OF THE TRANSACTION – Approval of Directors” section.

Purpose of the Reverse Stock Split

13.	Revise to more clearly state that the purpose of the Reverse Stock Split is to allow the Company to terminate its Exchange Act registration and improve its balance sheet.

Response: In response to the Staff’s comment, the Schedule 14-C section titled “Purpose of the Reverse Stock Split” has been amended to more clearly explain the main reason for termination of Exchange Act registration; to improve its balance sheet. That section now reads in full as follows:

“The Reverse Stock Split and Fractional Share Purchases will have the intended effect of fewer shareholders of record. This will allow the Company to pursue the “going private transaction” covered by Rule 13e-3 promulgated under the Exchange Act. Pursuant to Exchange Act Rule 12g-4, a company that has a class of securities registered under Section 12(g) is allowed to terminate that registration when the number of persons holding that class of securities falls below 500 and the company’s assets have not exceeded $10 million at the end of each of its last three fiscal years.

Enacting the “going private transaction” and eliminating the Company’s reporting obligations will have the primary effect of strengthening the Company’s balance sheet by reducing yearly costs related to its Section 13 reporting obligations under the Exchange Act. The Company also believes that by strengthening its financial position going forward, this may provide it with the flexibility to seek or respond to future business opportunities, including but not limited to a merger, acquisition, or business combination. The immediate positive effect, however, will be the reduction of administrative, audit and legal costs associated with being a publicly reporting company.”

Alternatives Considered by the Board

14.

Please clarify what is meant by this sentence: “The Company’s direct public offering of Common Stock in 1996 allowed the Company to maintain a status of ‘going concern’ entity by bringing in additional capital.”

Response: In response to the Staff’s comment, the Schedule 14-C section titled “Alternatives Considered by the Board of Directors” has been revised to explain, in part, that “the Board determined that it was in the best interests of the Company and its shareholders to focus instead on improving the Company’s balance sheet by taking the steps to terminate its Exchange Act registration.”

In the “SPECIAL FACTORS – History” subsection, the Filing Persons now describe the financial difficulties the Company has faced over the last 20 years, and specifically relates the costs of Exchange Act registration to its ongoing financial difficulties. The fifth paragraph of that section states that “[i]f all costs related to the Company’s publicly reporting obligations were eliminated, and assuming the Company can increase its sales, the Company and its Majority Shareholders believe that the Company could be at break-even or possibly profitable by 2022.”

15.	Explain what is meant by the assertion that the Company “voluntarily” became a public reporting company “even though it was not required to do so.”

Response: In response to the Staff’s comment, the Schedule 14-C section titled “SPECIAL FACTORS – History” has been amended to read that “though it was originally an intention after this offering to list its Common Shares on a U.S. Exchange, the Company was not able to meet the required listing standards. Nevertheless, following this offering the Company began reporting quarterly and annual reports to the SEC, and has thereafter been obligated to continue its reporting obligations.”

16.

Expand to describe any alternative transaction structures considered by the Company before reaching the determination to pursue the Reverse Stock Split. Explain why each was rejected and discuss the Company’s analysis of each. See Item 1013(b) of Regulation M-A and Exhibit 99.C.1 to the Schedule 13E-3.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons describe in the section titled “Alternatives Considered by the Board of Directors” the CEO’s attempts to find outside interest for a merger or acquisition, and further explain that the attempt led to only two separate discussions with outside entities, neither of which led to any proposed alternative transaction or structure that might have warranted analysis, acceptance, rejection, or opportunity for negotiation.

Effects of the Reverse Stock Split

17.

Rather than stating that the Reverse Stock Split “will have the effect of a ‘going private transaction’ as described in Rule 13e-3,” revise this section to spell out those effects for shareholders. The following comments outline some of the matters which should be addressed.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons have revised the section titled “Effects of the Reverse Stock Split” to state that “[t]he Reverse Stock Split will affect all of our stockholders uniformly and will not significantly affect any stockholder's percentage ownership interests in the Company, except to the extent that it results in a stockholder receiving cash in lieu of fractional shares where the stockholder’s only resulting share interest is less than one (1) share and who then holds only a fractional share. In that case, and following the purchase of those stockholder’s fractional shares, they will no longer be a shareholder of record, and the number of shareholders will be reduced to below 500.”

The Filing Persons further added in third paragraph of that section that “those actions will have the effect of establishing a basis for a “going private transaction” as described by Rule 13e-3 promulgated under the Exchange Act.

18.	Revise to discuss the effects of the common shares no longer being registered under the Exchange Act, including the cessation of the Company’s reporting obligation. See Item 1006(b)(7).

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons have revised the section titled “Effects of the Reverse Stock Split” to state that “[f]ollowing the Going Private Actions, and appropriate filings with the SEC to no longer have its Common Shares registered under the Exchange Act, the Company will no longer have the Rule 13 reporting obligations. This means that the Company will no longer be filing 10Q and 10K reports with the SEC. However, the Company intends to continue to provide its shareholders with an annual report, in addition to its reports as it is obligated to provide based upon its classification as a California Benefit Corporation.”

19.	Discuss the effect of deregistration on the liquidity of the common shares.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons have revised the section titled “Effects of the Reverse Stock Split” to state that “[t]he Company does not anticipate that the Going Private Actions will have any effect on the liquidity of its Common Shares. As stated earlier, there has never been a secondary trading market for the Company’s Common Shares, and the Company has no knowledge of any private transactions of its Company Shares for the last five years. The Company’s Common Shares are currently an illiquid class of shares, and there is no reason to believe the Going Private Actions will have any effect on a change to that status.”

20.	We note the following statement: “[T]he Reverse Stock Split should increase the price per share of our Common Stock.” Unless this statement can be adequately supported, it should be deleted.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons have deleted the above language in this section and throughout the amended Schedule 14-C.

Reasons for the Reverse Stock Split

21.

See our comments above. Expand to explain why you believe that going private will have the effect of increasing the Company’s market capitalization, marketability and liquidity of its Common Stock and increasing its share price.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons have deleted the above language in this section and amended the section in part to explain that its reasons for effecting this transaction “will have the effect of significant lowered costs as compared to its revenues, and potentially increase opportunities for future interest, either through a merger or an acquisition. However, it is important to emphasize that the Company has no plans at this time to locate such an interested party, and should no such efforts occur, or outside interest arise, the Board still believes that the reduction of costs will have a positive impact on the Company’s ability to remain in business for the foreseeable future.”

22.

The report included as Exhibit 99.C.1 to the Schedule 13E-3 specifically notes that one of the reasons for the Reverse Stock Split is “merger/sale positioning to provide an alternative bulk exit opportunity.” Please describe any plans for the Company after the Reverse Stock Split. See Item 1006(c) of Regulation M-A.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons now state in the section titled “Reasons for the Going Private Actions” that this transaction may “potentially increase opportunities for future interest, either through a merger or an acquisition. However, it is important to emphasize that the Company has no plans at this time to locate such an interested party…”

23.	The report references several “proposals” for a sale or merger of the Company received over the last few years. Please expand to describe these.

Response: In response to the Staff’s comment and as described in response to Staff’s Question #16 above, the Filing Persons state that the report prepared by the independent board director and independent consultant on behalf of the Company was mistaken in its description of what had previously transpired between the CEO and outside parties. As noted above and in the section titled “Alternatives Considered by the Board of Directors” the CEO had made attempts to find outside interest for a merger or acquisition, but those attempts led to only two separate discussions with outside entities, neither of which led to any proposals, or a proposed alternative transaction structure that might have warranted analysis, acceptance, rejection, or opportunity for negotiation.

Sources of Fees and Expenses

24.

The vague statement here that the Company has the funds needed to consummate the transaction does not satisfy the requirements of Item 1007 of Regulation M-A. Revise to state the total funds needed to cover the shares to be cashed out in the Reverse Stock Split, and to explain specifically where those funds will come from. To the extent any such funds come from borrowings, provide the disclosure required by Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons now state in the section titled “Sources of Funds and Expenses” as follows:

“The Company currently has sufficient funds to cover the cost of the fractional share purchases, which will total $55,403.04, and any additional costs related to these actions, without the need to seek additional outside funding, due to an unforeseen increase in its business in late 2019 and 2020. The increase in business was a result of one of its long-term customer’s roasting plant closure following a collapsed roof. Because the customer was required to shut its roasting operations, the Company was asked to provide the roasting that its customer was unable to perform, which brought in additional revenues to the Company, improving its cash flow, and making 2020 the first profitable year for the Company in more than a decade. The Company intends to use these unexpected cash reserves to fund the Fractional Share Purchases. Also, the law firm Cutting Edge Counsel offered to provide its services for this filing pro bono, which helps the Company to avoid the payment of additional legal expenses related to the Going Private Actions.”

Interest of Certain Persons to Matters to be Acted Upon

25.

Revise to disclose that none of the insiders of the Company will be cashed out in the Reverse Stock Split, and as a result, the Major Stockholders will see their ownership interest in the Company increase above 80% as a result of the transaction for which they provided written consents to enable the Reverse Stock Split to occur without the approval of all shareholders.

Response: In response to the Staff’s comment, and in the amended Schedule 14-C, the Filing Persons now state in the section titled “Effects of Reverse Stock Split and Fractional Share Purchases” that “[t]he Majority Shareholders will not have fractional shares following the Reverse Stock Split and will therefore not receive any payment for any fractional shares.”

In the section titled “Approval of Directors” the following language was also added:

“The Board understands that these actions could be perceived as a potential conflict of interest once the Reverse Stock Split and Fractional Share Purchases have been effected. Two of three board directors, Joan and Paul Katzeff, are the Majority Shareholders that currently hold approximately 78% of all issued and outstanding shares. Following the Reverse Stock Split and Fractional Share Purchases, and because a significant number of current shareholders will no longer hold shares in the Company, the majority shareholders will own approximately 84% of the Company. That proportional increase of ownership percentages will also be true for all other remaining shareholders as well. However, the resulting Reverse Stock Split and Fractional Share Purchases will have no impact on the ability of the Majority Shareholders to utilize their majority voting position for purposes of shareholder actions, because they currently hold 78% of all issued and outstanding shares and have that majority voting position regardless of whether the Reverse Stock Split and Fractional Share Purchases are effected.”

…

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding these amendments to the above captioned Schedule 13E-3 and Preliminary Information Statement on Schedule 14A or these responses, please feel free to contact me at (510) 834-4530, ext. 101.

cc: Joan Katzeff	Sincerely,
Paul Katzeff

/s/ John Katovich
John Katovich